Exhibit 99.1

Qudian Inc. Reports Third Quarter 2024

Unaudited Financial Results

XIAMEN, China, November 22, 2024/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced its unaudited financial results for the quarter ended September 30, 2024.

Third Quarter 2024 Financial Highlights:

•	Total revenues were RMB55.0 million (US$7.8 million), compared to RMB29.6 million for the same period of last year

•	Net income attributable to Qudian’s shareholders was RMB131.9 million (US$18.8 million), compared to net loss of RMB181.2 million for the same period of last year; net income per diluted ADS was RMB0.71 (US$0.10) for the third quarter of 2024

•	Non-GAAP net income attributable to Qudian’s shareholders was RMB131.9 million (US$18.8 million), compared to Non-GAAP net loss of RMB179.8 million for the same period of last year. We exclude share-based compensation expenses from our non-GAAP measures. Non-GAAP net income per diluted ADS was RMB0.71 (US$0.10) for the third quarter of 2024

The Company’s last-mile delivery business continued to make steady progress in 2024, which generated approximately RMB53.5 million in revenue in the third quarter of 2024, compared to RMB28.6 million for the third quarter of 2023. Moving forward, the Company expects to remain steadfast in its commitment to executing its business transition and simultaneously maintaining prudent cash management to safeguard its balance sheet.

Third Quarter Financial Results

Sales income and others increased by 85.9% to RMB55.0 million (US$7.8 million) from RMB29.6 million for the third quarter of 2023, which was primarily attributable to the increase in sales income generated from last-mile delivery business.

Total operating costs and expenses decreased to RMB122.0 million (US$17.4 million) from RMB141.1 million for the third quarter of 2023.

Cost of revenues increased by 5.7% to RMB48.9 million (US$7.0 million) from RMB46.3 million for the third quarter of 2023, primarily due to the increase in service cost related to last-mile delivery business.

General and administrative expenses decreased by 27.5% to RMB58.6 million (US$8.3 million) from RMB80.8 million for the third quarter of 2023, primarily due to the reduce in professional services fees after the Company completed research and consultation for last-mile delivery business in its early stage.

Research and development expenses increased by 29.3% to RMB14.6 million (US$2.1 million) from RMB11.3 million for the third quarter of 2023, primarily due to the increase in staff salaries as the Company continues to explore new business opportunities.

Loss from operations was RMB67.0 million (US$9.5 million), compared to RMB100.8 million for the third quarter of 2023.

Interest and investment income, net was RMB228.4 million (US$32.6 million), compared to interest and investment loss of RMB7.1 million for the third quarter of 2023, primarily attributable to the increase of income from investments in the third quarter of 2024.

Gain on derivative instrument was RMB30.2 million (US$4.3 million), compared to loss on derivative instrument of RMB108.0 million for the third quarter of 2023, mainly attributable to the increase in quoted price of the underlying equity securities relating to the derivative instruments we held.

Net income attributable to Qudian’s shareholders was RMB131.9 million (US$18.8 million), compared to net loss attributable to Qudian’s shareholders of RMB181.2 million in the third quarter of 2023. Net income per diluted ADS was RMB0.71 (US$0.10).

Non-GAAP net income attributable to Qudian’s shareholders was RMB131.9 million (US$18.8 million), compared to Non-GAAP net loss attributable to Qudian’s shareholders of RMB179.8 in the third quarter of 2023. Non-GAAP net income per diluted ADS was RMB0.71 (US$0.10).

Cash Flow

As of September 30, 2024, the Company had cash and cash equivalents of RMB4,847.0 million (US$690.7 million) and restricted cash of RMB779.5 million (US$111.1 million). Restricted cash mainly represents security deposits held in designated bank accounts for the guarantee of short-term borrowings. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the third quarter of 2024, net cash provided by operating activities was RMB679.9 million (US$96.9 million), mainly due to the net proceeds from redemption of time and structured deposit. Net cash used in investing activities was RMB541.8 million (US$77.2 million), mainly due to payments of deposit pledged as collateral for derivative instrument. Net cash provided by financing activities was RMB638.0 million (US$90.9 million), mainly due to the proceeds from short-term borrowings and partially offset by the repurchase of ordinary shares.

Last-mile Delivery Business

In response to the surging demand for cross-border e-commerce transactions, the Company has proactively sought innovative logistic services and solutions to meet global consumers’ expectations for swift and top-tier delivery services. In December 2022, the Company launched its last-mile delivery services under the brand name of “Fast Horse.” The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. As of the date of this release, the Company’s last-mile delivery service is available in Australia and New Zealand.

Update on Share Repurchase

Our Board approved a share repurchase program in March 2024 to purchase up to US$300 million worth of Class A ordinary shares or ADSs in the next 36 months starting from June 13, 2024. From the launch of the share repurchase program on June 13, 2024 to November 18, 2024, the Company has in aggregate purchased 12.1 million ADSs in the open market for a total amount of approximately US$25.3 million (an average price of $2.1 per ADS) pursuant to the share repurchase program.

As of November 18, 2024, the Company had in aggregate purchased 166.4 million ADSs for a total amount of approximately US$719.5 million (an average price of $4.3 per ADS).

About Qudian Inc.

Qudian Inc. ("Qudian") is a consumer-oriented technology company. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative logistics services to satisfy consumers' demand for e-commerce transactions by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to Qudian’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to Qudian’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,
(In thousands except for number of shares and per-share data)	2023	2024
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Sales income and others	29,598	55,015	7,840
Total revenues	29,598	55,015	7,840
Operating cost and expenses:
Cost of revenues	(46,279)	(48,913)	(6,970)
Sales and marketing	-	(2,123)	(303)
General and administrative	(80,796)	(58,580)	(8,348)
Research and development	(11,277)	(14,576)	(2,077)
Expected credit (loss)/reversal for receivables and other assets	(3,974)	2,798	399
Impairment gain/(loss) from other assets	1,258	(604)	(86)
Total operating cost and expenses	(141,068)	(121,998)	(17,385)
Other operating income	10,668	-	-
Loss from operations	(100,802)	(66,983)	(9,545)
Interest and investment (loss)/income, net	(7,099)	228,420	32,550
Gain/(Loss) from equity method investments	1,010	(1,390)	(198)
(Loss)/Gain on derivative instruments	(107,969)	30,246	4,310
Foreign exchange gain/(loss), net	274	(7,898)	(1,125)
Other income	10,694	2,030	289
Other expenses	(2,157)	(13,809)	(1,968)
Net (loss)/income before income taxes	(206,049)	170,616	24,313
Income tax expenses	24,821	(38,702)	(5,515)
Net (loss)/income	(181,228)	131,914	18,798
Net (loss)/income attributable to Qudian Inc.'s shareholders	(181,228)	131,914	18,798
(Loss)/Earnings per share for Class A and Class B ordinary shares:
Basic	(0.84)	0.73	0.10
Diluted	(0.84)	0.71	0.10
(Loss)/Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	(0.84)	0.73	0.10
Diluted	(0.84)	0.71	0.10
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	214,666,223	180,111,125	180,111,125
Diluted	214,666,223	185,092,607	185,092,607
Other comprehensive loss:
Foreign currency translation adjustment	(1,471)	(60,991)	(8,691)
Total comprehensive (loss)/income	(182,699)	70,923	10,107
Total comprehensive (loss)/income attributable to Qudian Inc.'s shareholders	(182,699)	70,923	10,107

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of June 30,	As of September 30,
(In thousands except for number of shares and per-share data)	2024	2024
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	4,849,019	4,847,011	690,694
Restricted cash	51,984	779,529	111,082
Time and structured deposit	2,948,606	1,988,626	283,377
Short-term investments	1,091,177	485,814	69,228
Accounts receivables	39,418	38,492	5,485
Other current assets	615,275	2,104,961	299,955
Total current assets	9,595,479	10,244,433	1,459,821
Non-current assets:
Right-of-use assets	163,246	163,539	23,304
Investment in equity method investee	150,691	148,701	21,190
Long-term investments	210,448	83,987	11,968
Property and equipment, net	1,410,125	1,450,975	206,762
Intangible assets	2,764	1,668	238
Other non-current assets	469,476	459,272	65,446
Total non-current assets	2,406,750	2,308,142	328,908
TOTAL ASSETS	12,002,229	12,552,575	1,788,729
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and interest payables	-	720,000	102,599
Short-term lease liabilities	19,789	19,853	2,829
Derivative instruments-liability	248,228	85,795	12,226
Accrued expenses and other current liabilities	202,856	188,209	26,820
Income tax payable	25,947	33,728	4,806
Total current liabilities	496,820	1,047,585	149,280
Non-current liabilities:
Long-term lease liabilities	51,432	51,661	7,362
Total non-current liabilities	51,432	51,661	7,362
Total liabilities	548,252	1,099,246	156,642
Shareholders' equity:
Class A Ordinary shares	132	132	19
Class B Ordinary shares	44	44	6
Treasury shares	(1,196,636)	(1,263,641)	(180,067)
Additional paid-in capital	4,031,438	4,026,876	573,825
Accumulated other comprehensive loss	14,434	(46,556)	(6,634)
Retained earnings	8,604,565	8,736,474	1,244,938
Total shareholders' equity	11,453,977	11,453,329	1,632,087
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	12,002,229	12,552,575	1,788,729

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended September 30,
(In thousands except for number of shares and per-share data)	2023	2024
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Total net (loss)/income attributable to Qudian Inc.’s shareholders	(181,228)	131,914	18,798
Add: Share-based compensation expenses	1,432	-	-
Non-GAAP net (loss)/income attributable to Qudian Inc.’s shareholders	(179,796)	131,914	18,798
Non-GAAP net (loss)/income per share—basic	(0.84)	0.73	0.10
Non-GAAP net (loss)/income per share—diluted	(0.84)	0.71	0.10
Weighted average shares outstanding—basic	214,666,223	180,111,125	180,111,125
Weighted average shares outstanding—diluted	214,666,223	185,092,607	185,092,607